Exhibit 99.1

Press Release, 30 January 2018

Interxion Appoints Richard Rowson as Interim Chief Financial Officer

AMSTERDAM 30 January 2018. INTERXION HOLDING NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, today announced that Richard Rowson has been named Interim Chief Financial Officer effective 1 February 2018 in conjunction with the departure of Josh Joshi, whose resignation for personal reasons was announced on 3 October 2017. As Interim Chief Financial Officer, Mr. Rowson will report directly to Interxion Chief Executive Officer David Ruberg until a permanent replacement is named.

Mr. Rowson joined Interxion as Vice President of Finance in May 2017 after having served as CFO of data centre providers Global Switch and IX Europe, as well as for other technology companies.

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 48 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 600 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

This announcement contains inside information under Regulation (EU) 596/2014 (16 April 2014).

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com

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